Exhibit 2

Stockholder Resolution:

RESOLVED, that the stockholders of MVC Capital, Inc. (the “Company”) recommend that in order to preserve and release shareholder value, the Board of Directors immediately take all steps within its power to commence the process of: (i) selling the Company to a strategic acquiror, (ii) liquidating its portfolio and returning proceeds to stockholders, or (iii) merging with another business development company. In any case, the stockholders recommend that the Board immediately take all steps within its power to cause the Company to cease making any new investments and immediately commence one of the paths mentioned above.

Stockholder Supporting Statement:

Wynnefield Partners Small Cap Value, L.P. I and its affiliates (“Wynnefield”) hold approximately 8.5% of the Company’s common stock. The Company’s reported net asset value (“NAV”) per share has fallen from $15.15 at October 31, 2014 to $12.86 at October 31, 2019. The Company’s performance has been poor both in absolute terms and relative to U.S. equity markets, as shown by the table below from the Company’s recent Form 10-K.

Stockholder Return Performance Graph
Five-Year Cumulative Total Return

(Through October 31, 2019)

The impact of the poor performance by the Company is highlighted by the significant discount between its share price and its reported NAV per share, which has increased from 25.6% at October 31, 2014 to 31.8% at October 31, 2019. This is despite of the Company having repurchased over $51 million of common stock during the same time period, and despite the Company’s announcement in October 2019 that it would increase its quarterly dividend from $0.15 per share to $0.17 per share. Wynnefield believes that this persistent discount to NAV hinders the Company’s ability to raise capital by issuing equity, as the Investment Company Act of 1940, as amended, imposes limitations on the Company’s ability to issue equity below its per share NAV. Wynnefield further believes that the Company’s failure to raise capital through issuing equity from October 31, 2014-2019, along with the Company’s falling share price and share repurchases during this period, resulted in its market capitalization shrinking from approximately $255.9 million as of October 31, 2014, to approximately $155.4 million as of October 31, 2019, calling into question management’s ability to organically grow and scale the Company.

    Wynnefield believes that the present strategy and model the Company has embraced is BROKEN. Wynnefield believes the Company’s shrinking size and poor performance, highlighted by a realized loss of $14.4 million in September 2019 due to the sale of the common stock of MVC Environmental, Inc., have produced a dividend yield that we view is below the industry norm, and hampered management’s efforts to alleviate the shares’ deep discount to NAV. Wynnefield now believes that the issues the Company faces are structural in nature, and preclude a total shareholder return that we deem appropriate.

    We strongly urge you to vote FOR this proposal.